December 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Bryan Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aspen REIT, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed November 14, 2017
CIK No. 0001694997

Dear Mr. Garrison and Mr. Hough:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Offering Statement on Form 1-A (“Amendment No. 2”). Amendment No. 2 has been revised in response to the comments from the Staff of the Commission (the “Staff”) as set forth in their letter dated November 29, 2017 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments of the Staff raised in the Comment Letter. The responses follow each comment and where applicable, include page references to Amendment No. 2 indicating where disclosure has been added in response to the Staff’s comment.

Summary Historical and Pro Forma Financial Operating Data, page 18

1.                                      We note you include pro forma non-GAAP measures in your performance data for the nine months ended September 30, 2017 and the year ended December 31, 2016.  Please revise your filing to include a reconciliation of pro forma Hotel NOI, FFO, and Adjusted FFO to pro forma net earnings.  Your reconciliation should include a reference to the pro forma financial statements where a description of the pro forma adjustments is located.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 74 and 77 of Amendment No. 2 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Hotel Net Operating Income

(Hotel NOI)” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—FFO and Adjusted FFO,” respectively.

Distribution Policy, page 47

2.                                      Please revise your tabular disclosure to include a line item for the gross amount of estimated distributions in between the estimated cash available for distribution and the estimated initial annualized distribution per share.  Additionally, please confirm whether you anticipate any cash outflows for financing activities (e.g. principal payments for debt) during the twelve months ended September 30, 2018.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 49 of Amendment No. 2 under the caption “Distribution Policy.” The Company further advises the staff that the Company anticipates that cash outflows for financing activities during the twelve months ending September 30, 2018 will be substantially similar to the cash outflows for financing activities during the twelve months ended September 30, 2017.

3.                                      We note your disclosure related to the potential reduction in cash available for distribution due to a change in the SPG guest loyalty program.  We further note your disclosure on page 72 that you anticipate revenues for the remainder of 2017 could decline $400,000 to $600,000 as a result of the change.  Given your expectation that revenue could decline an average of $500,000 for the fourth quarter of 2017, please tell us how much of a decline in revenues and cash available for distribution you anticipate for the entire twelve month period ended September 30, 2018, and explain to us how you determined these estimates.

In response to this comment, the Company advises the Staff that the Company’s estimates of the revenues recognized under the SPG guest loyalty program are based on complex formulas with multiple revenue and expense drivers that cannot be estimated with accuracy at this time. In addition, the Company continues to discuss with Marriott the details regarding such future changes to the SPG guest loyalty program, and such changes have not yet been finalized. Accordingly, the Company does not believe it can reliably estimate the impact of changes to the SPG guest loyalty program on its revenues and cash available for distribution for the entire twelve month period ending September 30, 2018, and any such estimate would be speculative and could be misleading to investors.

Business, page 85

Management Agreement, page 94

4.                                      We note your disclosure regarding the calculation of the management fees, including the base management fee and the incentive fee.  Please consider including a hypothetical example of your fee calculations.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 102-104 of Amendment No. 2 under the caption “Our Principal Agreements—Management Agreement—Management Fees—Illustrative Management Fee Calculations.”

In addition, as we have discussed with the Staff, the Staff will note that the indirect investors in 315 East Dean Associates, Inc. (“315 East Dean”), the Company’s predecessor, have made changes to their partnership agreement, which result in changes to the accounting treatment for the contribution transactions. Below is a summary of the changes, which are reflected in the pro forma financial statements of the Company in Amendment No. 2.

Elevated Return L.L.C. (“ER”), wholly owned by Stephane De Baets, and Merry Way Investments Limited (“MWIL”), wholly owned by Ravipan Jaruthavee (the “Principal Owner”), are the two partners in  ER Merry Way LP (“ER Merry Way”), the indirect owner of approximately 92.79% of 315 East Dean, which is the current sole owner of the St. Regis Aspen Resort (the “Hotel”) and is considered the accounting predecessor to the Company, a Maryland corporation that expects to elect to qualify as real estate investment trust for U.S. federal income tax purposes.  In December 2017, ER and MWIL made a substantive change to their partnership agreement to provide that a limited partner holding more than 52% of the interests in ER Merry Way has the power, in its sole discretion and without cause, to remove and replace the general partner at will and without penalties or substantive operational barriers to such action.   MWIL, as a limited partner, holds an interest that is greater than 52% in ER Merry Way and as a result, under relevant financial accounting guidance, has “kick out” rights that demonstrate it is in control of ER Merry Way.  As a result, prior to the completion of the contribution transactions occurring in connection with the Company’s initial public offering (the “offering”), MWIL controls ER Merry Way and ER Merry Way is deemed to be in control of 315 East Dean and the Hotel in accordance with ASC 810-20-25.

The following chart shows the current ownership structure of the Hotel.

(1)         Represents a 100% indirect ownership interest in 315 East Dean.

As disclosed in Amendment No. 2, as part of the contribution transactions related to the offering, 315 East Dean will contribute the Hotel to the Company’s operating partnership subsidiary, Aspen OP, LP (“Aspen OP”) and will receive in exchange for such contribution $32.5 million in cash and 1,743,368 units of limited partner interest (“OP units”) in Aspen OP (representing an approximate 51% economic interest in Aspen OP).  The OP units have no voting rights except for the limited circumstances of a change in control transaction where the OP unit holders vote together with the holders of common stock of the Company.  In addition, 315 East Dean will not have rights to “kick out” the Company as the general partner. The Company will be controlled by its board of directors appointed by the public shareholders, consisting of three independent directors and Mr. De Baets, and no limited partner shall have any right to participate in or exercise control or management power over the business and affairs of Aspen OP or the Company.  Following a one-year lock up period, the holders of OP units (other than the Company) may redeem OP units for cash, or at the sole option of the Company (which is controlled by the public shareholders through the board of directors), for shares of the Company’s common stock on a one-for-one basis. As a result of the above, 315 East Dean will not control the Company or Aspen OP following completion of the offering and the contribution transactions.

Based on the foregoing arrangements, the accounting treatment for the transactions that are to be reflected in the pro forma financial statements of the Company is that of a business combination as the contribution transactions do not constitute a reorganization of entities under common control.  In addition, the Company has elected to early adopt Accounting Standards Update 2017-01, Business Combination (Topic 805) — Clarifying the Definition of a Business, which evaluates the acquisition accounting of a business or group of assets.  If it is determined that substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets, the acquisition is not a business and is treated as an asset acquisition, with the net assets purchased recognized at relative fair value.  The primary asset purchased in the contribution transaction is the Hotel, a single, tangible asset representing over 95% of the estimated fair value of total assets acquired.  Accordingly, the Company will be accounting for the contribution transactions as an acquisition of an asset rather than an acquisition of a business. Attached for your reference, are the revised pages to the Company’s pro forma financial statements reflecting this accounting treatment.

The following chart shows the anticipated structure of the Company after giving effect to the contribution transactions and the offering.

(1)                                 For the ownership structure of 315 East Dean, see the chart above.

We appreciate the Staff’s review of Amendment No. 2. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8332.

Sincerely,

/s/ Andrew S. Epstein

cc:	Jeffrey Lewis, Securities and Exchange Commission
Robert Telewicz, Securities and Exchange Commission
Stephane De Baets, Aspen REIT, Inc.

Michael W. Wirth, Aspen REIT, Inc.
Jay L. Bernstein, Clifford Chance US LLP
Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP